Exhibit 99.2
Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	October 2, 2005	October 3, 2004	October 2, 2005	October 3, 2004
	(unaudited)	(unaudited)	(audited)	(audited)
Sales	$180,672	$145,611	$653,851	$533,368
Cost of sales	122,261	100,562	450,570	378,696

Gross profit	58,411	45,049	203,281	154,672

Selling, general and administrative expenses	21,150	20,721	74,896	62,898

Special charge (note 2)	(1,160)	—	10,726	—

Earnings before the undernoted items	38,421	24,328	117,659	91,774

Depreciation and amortization	7,202	6,577	25,615	22,275
Interest expense	924	1,200	4,615	6,170
Earnings of non-controlling interest	(153)	—	34	—

Earnings before income taxes	30,448	16,551	87,395	63,329

Income tax expense (recovery) (note 3)	1,251	(267)	1,352	3,078

Net earnings	$29,197	$16,818	$86,043	$60,251

Basic EPS	$0.49	$0.28	$1.44	$1.02

Diluted EPS	$0.48	$0.28	$1.43	$1.01

Weighted average number of shares outstanding (in thousands)
Basic	59,924	59,270	59,691	59,182
Diluted	60,414	59,651	60,135	59,671
See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Twelve months ended
	October 2, 2005	October 3, 2004	October 2, 2005	October 3, 2004
	(unaudited)	(unaudited)	(audited)	(audited)
Cash flows from operating activities:
Net earnings	$29,197	$16,818	$86,043	$60,251
Adjustments for:
Depreciation and amortization	7,202	6,577	25,615	22,275
Future income taxes	2,119	1,166	176	2,947
(Gain) loss on disposal and writedown of fixed assets	(1,273)	855	7,373	1,949
Stock-based compensation expense	469	178	1,050	477
Other	1,967	1,146	2,586	586

	39,681	26,740	122,843	88,485
Net changes in non-cash working capital balances:
Accounts receivable	3,858	9,653	(22,694)	(20,236)
Inventories	(3,058)	(3,118)	(17,790)	(13,112)
Prepaid expenses and deposits	2,032	1,451	(1,082)	440
Accounts payable and accrued liabilities	6,542	7,879	11,979	5,416
Income taxes payable	(406)	(1,878)	(6)	(2,073)

	48,649	40,727	93,250	58,920

Cash flows from financing activities:
Increase in bank indebtedness	3,980	—	3,980	—
Net increase (decrease) in long-term debt	3,265	(484)	(12,810)	(17,014)
Contribution by non-controlling interest	—	—	2,500	—
Proceeds from the issuance of shares	875	1,094	5,872	2,664

	8,120	610	(458)	(14,350)

Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(19,431)	(17,890)	(86,124)	(53,684)
Proceeds from the sale of assets held for sale	1,488	—	4,087	—
Decrease (increase) in other assets	122	54	(1,811)	(136)

	(17,821)	(17,836)	(83,848)	(53,820)

Effect of exchange rate changes on cash and cash equivalents	70	76	187	581

Net increase (decrease) in cash and cash equivalents during the period	39,018	23,577	9,131	(8,669)

Cash and cash equivalents, beginning of period	30,784	37,094	60,671	69,340

Cash and cash equivalents, end of period	$69,802	$60,671	$69,802	$60,671

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	October 2, 2005	October 3, 2004
	(audited)	(audited)
Current assets:
Cash and cash equivalents	$69,802	$60,671
Accounts receivable	108,646	85,317
Inventories	134,861	116,615
Prepaid expenses and deposits	4,394	3,243
Future income taxes	10,135	8,149

	327,838	273,995

Fixed assets	260,615	211,693
Assets held for sale	5,027	—
Other assets	4,036	3,127

Total assets	$597,516	$488,815

Current liabilities:
Bank indebtedness	$3,980	$—
Accounts payable and accrued liabilities	86,843	74,607
Income taxes payable	2,206	1,966
Current portion of long-term debt	19,859	18,610

	112,888	95,183

Long-term debt	27,288	37,979
Future income taxes	31,386	28,058
Non-controlling interest	5,394	—

Shareholders’ equity:
Share capital	84,177	78,170
Contributed surplus	1,596	681
Retained earnings	308,539	222,496
Cumulative translation adjustment	26,248	26,248

	420,560	327,595

Total liabilities and shareholders’ equity	$597,516	$488,815

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc. — Notes to Interim consolidated financial statements
(tabular amounts in thousands of U.S. dollars, except per share data)
For complete notes to the annual consolidated financial statements, please refer to filings with the various securities regulatory authorities.
1.	The October 2, 2005 consolidated financial statements include the consolidation of CanAm Yarns, LLC (formerly Cedartown Manufacturing LLC), the Company’s 50% owned joint-venture with Frontier Spinning Mills, Inc. Prior to fiscal 2005, the Company accounted for its investment in CanAm Yarns, LLC (“CanAm”) using the proportionate consolidation method. The consolidation of CanAm at October 4, 2004, the beginning of Gildan’s 2005 fiscal year, increased total assets by $7.9 million and total liabilities by $5.0 million, while creating a non-controlling interest of $2.9 million. Under generally accepted accounting principles, the application of either the consolidation or the proportionate consolidation method of accounting for equity interests results in the same net earnings inclusion, and accordingly the Company’s net earnings were not affected by this change.

2.	During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations. A major portion of the equipment was transferred to a new yarn-spinning facility in Clarkton, North Carolina, which is operated by the Company’s joint-venture with Frontier Spinning Mills, Inc. For the twelve months ended October 2, 2005 the Company reported closure costs of $7.0 million after tax, or $0.12 per share, which consist mainly of a writedown to their estimated fair value of assets held for sale, as well as severance costs. In the fourth quarter of fiscal 2005 the Company recognized a gain of $0.8 million after tax, or $0.01 per share, due to proceeds exceeding estimates on assets held for sale.

3.	The income tax expense for the twelve months ended October 2, 2005 included the income tax recovery arising from the special charge for the closure of the Canadian yarn-spinning operations in the second quarter of the fiscal year. Excluding the impact of the income tax recovery due to the closure costs, the income tax provision for twelve months ended October 2, 2005, was $5.1 million, resulting in an income tax rate of 5.2%. In the fourth quarter of fiscal 2004, the special charge for the Company’s contractual obligation to H. Greg Chamandy resulted in the recognition of a recovery of income taxes at the higher Canadian tax rates. The tax rate for fiscal 2004, excluding the impact of the charge for H. Greg Chamandy and the impact of the change in functional currency on cost of sales, was 6.3%.

4.	Adjusted net earnings and adjusted diluted E.P.S.

	(unaudited)	(unaudited)	(audited)	(audited)
	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	Oct. 2, 2005	Oct. 3, 2004	Oct. 2, 2005	Oct. 3, 2004
Net earnings as reported	$29,197	$16,818	$86,043	$60,251
Adjustments (net of tax)	(793)	3,184	7,008	6,435

Adjusted net earnings	$28,404	$20,002	$93,051	$66,686
Diluted E.P.S as reported	$0.48	$0.28	$1.43	$1.01
Adjustment (net of tax)	(0.01)	0.05	0.12	0.11

Adjusted diluted E.P.S.	$0.47	$0.33	$1.55	$1.12
The adjustments for fiscal 2005 relate to the closure of the Canadian yarn-spinning operations in the second quarter of fiscal 2005, as described in note 2 above. The adjustment for the three months ended October 3, 2004 relates to a charge of $3.2 million, net of taxes, to satisfy the Company’s contractual commitments to H. Greg Chamandy, former Chairman and Co-Chief Executive Officer. The adjustment for the twelve month period ended October 3, 2004 relates to the impact of the functional currency change on cost of sales as a result of revaluing opening inventories which were consumed in the first half of fiscal 2004 and the charge of $3.2 million, net of taxes, to satisfy the Company’s contractual commitments to H. Greg Chamandy.

5.	Certain comparative figures have been reclassified in order to conform to the current year’s presentation.